Exhibit 99.1

Ellomay Capital Enters into an Agreement to Sell the Talmei Yosef Solar Facility

Tel-Aviv, Israel, January 3, 2024 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, USA and Israel, today announced that it executed an agreement (the “Agreement”) to sell its holdings in the 9 MW solar facility located in Talmei Yosef, Israel (the “Talmei Yosef Facility”).

The Agreement provides for the sale of the Company’s holdings in the Talmei Yosef Facility to Greenlight Fund Limited Partnership and Doral Group Renewable Energy Resources Ltd., in equal parts, in consideration for NIS 44.75 million (approximately $12.2 million), with an additional potential payment of up to NIS 4 million in the event the Talmei Yosef Facility will produce more than 18 million Kwh during 2024. The Agreement provides for a cutoff date of June 30, 2023 and the Company will be entitled to all revenues of the Talmei Yosef Facility up to such date, net of expenses for the period.

The Agreement includes customary representations and indemnification undertakings in connection with breaches of representations, which, other than with respect to customary exceptions, are subject to a cap of NIS 9 million and limited to a period of 18 months from the closing date.

The consummation of the sale is subject to various customary conditions to closing, including receipt of regulatory approvals and the consent of the financing entity of the Talmei Yosef Facility. All conditions to closing are required to be fulfilled within a period of 90 days from execution of the Agreement, which can be extended to up to 150 days under certain circumstances.

The Talmei Yosef Facility is located in southern Israel. One of the conditions to closing is the end of the war in southern Israel and that the Talmei Yosef Facility will be physically accessible. In addition, the Agreement provides that in the event that due to the current war and hostilities in Israel the facility will be damaged or its output will decrease, the buyers will have the right not to consummate the acquisition of the facility.

Following consummation of the sale, the Company will maintain the rights to the two projects under development located in the vicinity of the Talmei Yosef Facility: (i) a solar facility intended for 10 solar MW and 22 MW / hour batteries, and (ii) a battery storage facility intended for approximately 400 MW / hour.

As noted above, the consummation of the transactions contemplated by the Agreement is subject to the fulfilment of the conditions to closing, that are mostly not within the control of the Company or the buyers. There can be no assurance as to whether or when the conditions to closing will be satisfied and as to the impact of the war and hostilities in Israel on the ability to consummate the sale and on the final purchase price.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, The Netherlands and Texas, USA, including:

•	Approximately 35.9 MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;
•	Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL that are constructing photovoltaic plants with installed capacity of 14.8 MW and 4.95 MW, respectively, in the Lazio Region, Italy;
•
Ellomay Solar Italy Four SRL, Ellomay Solar Italy Five SRL, Ellomay Solar Italy Seven SRL, Ellomay Solar Italy Nine SRL and Ellomay Solar Italy Ten SRL that are developing photovoltaic projects with installed capacity of 15.06 MW, 87.2 MW, 54.77 MW, 8 MW and 18 MW, respectively, in Italy that have reached “ready to build” status; and

•
Fairfield Solar Project, LLC, Malakoff Solar I, LLC, Malakoff Solar II, LLC, Mexia I Solar, LLC, Mexia II Solar, LLC, and Talco Solar, LLC, that are developing photovoltaic projects with installed capacity of 13 MW, 6.5 MW, 6.5 MW, 4 MW, 4 MW and 7.5 MW respectively, in the Dallas Metropolitan area, Texas, and have reached “ready to build” status.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the failure to timely fulfil one or more conditions to closing included in the Agreement, the impact of the war and hostilities in Israel and Gaza, changes in electricity prices and demand, regulatory changes, including extension of current or approval of new rules and regulations increasing the operating expenses of manufacturers of renewable energy in Spain, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Rubenbach (Weintraub)
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com